

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2022

Rong Luo
Chief Financial Officer
Baidu, Inc.
Baidu Campus
No. 10 Shangdi 10th Street
dian District, Beijing 100085
The People’s Republic of China

Re: Baidu, Inc.
Form 20-F for the Year Ended December 31, 2021
Filed March 28, 2022
File No. 000-51469

Dear Mr. Luo:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2021

Introduction
"China" or "PRC", page 1

1. You define China or PRC to exclude Hong Kong and Macau. Please revise this definition to remove these exclusions. Additionally, please ensure that your disclosure makes it clear that all the legal and operational risks associated with being based in and having operations in the PRC also apply to operations in Hong Kong.

Introduction
"our Company", page 1

2. Additionally, revise your definition of "our Company" to indicate that Baidu Inc. is not a

Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with variable interests based in China and that this structure entails unique risks to investors. Provide cross-references to such risks which you cite at "Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China."

Introduction
"we," "us," "our" or "Baidu", page 1

3.   Please revise your definition of "we," "us," "our," or "Baidu" as well as "our Company" to clarify what is meant by "consolidated affiliated entities in China." Identify all consolidated affiliated entities by name and indicate that you refer to them elsewhere in the filing as variable interest entities. Cross reference hereunder to the diagram found on page 134 illustrating your corporate structure, including your principal subsidiaries and the variable interest entities which you consolidate. Further explain that you do not have any equity ownership in such entities but rather include them in your consolidated financial statements based solely on contractual arrangements. Also, refrain from using terms such as "our" when describing activities or functions of the VIEs. In this regard, we note numerous references to "our variable interest entities" (page 199) and "our consolidated affiliated entities" throughout the filing.

Item 3. Key Information
Our Corporate Structure and Contractual Arrangements with our Consolidated Affiliated Entities, page 3

4.   Please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Although you state the "contractual arrangements may not be as effective in providing control over these entities as direct ownership," you state nevertheless that the contractual arrangements enable you to "exercise effective control" over your consolidated affiliated entities. You also mention hereunder and elsewhere in your filing outside the financial statements the "economic benefits" that you receive from these arrangements. Any references to control or benefits that accrue to you because of the variable interest entities should be limited to a clear description of the conditions that you have satisfied for consolidation of the VIEs under US GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIEs for accounting purposes, which is not akin to a parent-subsidiary relationship. Accordingly, please remove any analogy to a parent-subsidiary relationship between your Company and the VIEs. We note your statements on page 139.

Item 3. Key Information
A. Selected Financial Data
Financial Information Related to the Consolidated Affiliated Entities, page 9

5.   We note your statement on page 139 that your "company/iQIYI is determined to be the

primary beneficiary of these affiliated entities." Please revise your presentation of your condensed consolidating schedules of financial performance, financial position and cash flows as of the dates presented so that the primary beneficiary is disaggregated and transparent.

Additionally, since you do not hold any equity in the consolidated affiliated entities, please characterize your respective economic interest in such entities as a receivable on the condensed consolidated balance sheets (pages 10-11) instead of an investment.

Item 4. Information on the Company
C. Organizational Structure, page 134

6. You also state on page 139 that you entered into contractual arrangements with several other affiliated entities and their respective nominee shareholders, including iQIYI's affiliated entities and their respective nominee shareholders, through some of your subsidiaries other than Baidu Online and Beijing QIYI Century. Please identify these other affiliated entities and subsidiaries with which they are affiliated and include them on the list hereunder.

Item 5. Operating and Financial Review and Prospects
A. Operating Results
Overview, page 140

7. Please briefly discuss how the Foreign Investment Law could materially affect, directly or indirectly, your operations, organizational structures, activities, and how it would cause reported financial information not to be necessarily indicative of future operating results or future financial condition, should the VIE contractual arrangements be deemed as a form of foreign investment. Refer to Instruction 9 to Item 303(b) of Regulation S-K.

Notes to the Consolidated Financial Statements
1. Organization and Basis of Presentation
Equity Pledge Agreement, page F-18

8. We note the opinion of your legal counsel regarding the VIEs. Please qualify your statement to make clear, if true, that your basis for consolidation of the variable interest entities was premised on prior WFOE regulations governing the VIE contractual arrangements which are now subject to further guidance and interpretation under the recently enacted Foreign Investment Law. Further disclose that there is uncertainty regarding the interpretation of the Foreign Investment Law with respect to VIE contractual arrangements as a form of foreign investment which could impact your accounting treatment and organizational structures in the future.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Shu Du (Skadden)